SIDLEY AUSTIN 39/F, TWO INT'L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

April 1, 2021

Confidential

William Schroeder

Ben Phippen

Re: PUYI, Inc.

Response to the Staff’s Comment Letter Dated March 17, 2021

Dear Mr. William Schroeder and Mr. Ben Phippen,

On behalf of our client, PUYI, Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s comment letter dated March 17, 2021 on the Company’s annual report for the year ended June 30, 2020 (the “FY2020”) on Form 20-F (the “FY2020 Annual Report”) filed on September 28, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

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Form 20-F filed September 28, 2020

B. Business Overview

Asset Management Services, page 34

1.	Please provide us with, and revise future filings to include, an enhanced description of the five NPL funds under your management accompanied by a relevant discussion of how management fees are determined and quantification of the fund balances and total revenue associated with these funds for each period presented.

Response: The Company submits that all the five NPL funds manage underlying assets as guarantees for distressed bank loans. The Company charge management fees for each NPL fund by multiplying a pre-agreed annualized management fee rate with the committed capital. The detailed information for the FY2020 was listed as below:

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., Linh Hue Lieu,
Olivia Ngan, S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang
Registered Foreign Lawyers | Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,
(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, Damien Yeow N.W. (Singapore)°, (Julia) Zhu Q. (New York)°
Consultants | Hon Au Yeung, Anna Chow H.Y., Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., Dominic Tsun W.L., Susan Wang S.X., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

NPL Fund	Fund Balance As of June 30, 2020	Annual Management Fee Rate	Net Revenues for the Year Ended June 30, 2020
Fund A	RMB120 million	0.7%	RMB785,677
Fund B	RMB66.2 million	0.5%	RMB303,173
Fund C	RMB300.4 million	0.5%	RMB585,322
Fund D	RMB61 million	0.5%	RMB279,570
Fund E	RMB142.9 million	0.5%	RMB654,698
Total	RMB690.4 million		RMB2,608,441

The Company would include the required information in the future filings as well.

2.	We note that your rollforward of FoF fund units under your asset management services as presented on page 36 reflects a balance of RMB 484.9 million and RMB 663.1 million as of July 1, 2019 and June 30, 2020, respectively. Please describe for us, and revise future filings to explain, the difference between the beginning and ending balances in the rollforward compared to the disclosure on pages 36, 60 and 72 stating that AUM totaled RMB 502.8 million and RMB 849.0 million as of July 1, 2019 and June 30, 2020, respectively.

Response: The Company respectfully submits that, as disclosed on page 36, the rollforward table of FoF funds on page 36 presented the roll forward of fund units other than the AUM. As explained on page 36, a fund unit is the smallest portion of ownership in a fund and represents an investor’s proportion of investment. One fund unit to a fund is in analogy to one share to issued capital of a company. This is a different concept of AUM which equals to the number of fund units multiplying with the fair value of each fund unit. To avoid the confusion caused by the different concept of “fund unit” and “AUM”, the Company would only provide the rollforward of FoF by AUM in the future filings.

3	Please provide us with, and revise future filings to include, an evolution of total AUM for a holistic rollforward view in addition to any disaggregated view you currently provide.

Response: The Company submits the holistic rollforward of AMU of FOFs under its management for the FY2020:

AUM in RMB (in million)
Balance, as of July 1, 2019	502.8
Gross inflows (1)	421.6
Gross outflows (2)	(247.6)
Fair value changes (3)	172.2
Balance, as of June 30, 2020	849.0

(1)	Include increased amounts contributed by new funds established and additional capital raised for existing funds during the indicated period.

(2)	Refers investor redemption.

(3)	Primarily include fair value changes in our AUM for the indicated period, which represents the AUM as of the end of the period, less the sum of the AUM as of the beginning of the period, gross inflows and gross outflows for the same period.

4.	We note your disclosure on page 36 that the increase in AUM was primarily due to certain factors including fair value changes in funds due to their positive performance. In future filings, please quantify the fair value changes by fund unit in your AUM roll forward and /or in the relevant discussion describing the underlying reasons for the fluctuation in AUM.

Response: The Staff’s comment is noted, and the Company would revise future filings to include the required information.

Item 5. Operating and Financial Review Prospects

Results of Operations

Operating Costs and Expenses, page 72

5.	Please explain for us, and revise future filings to discuss in detail, the specific facts and circumstances driving the increase in the allowance for doubtful accounts during the year ended June 30, 2020 (e.g., age of amounts due, payment history, creditworthiness, financial conditions of the product providers and industry trends). Please be as specific and detailed as needed in order to provide a clear understanding of the changes, or trends, in credit quality driving the current year provision and the effect on each component of the allowance for doubtful accounts.

Response: The Company respectfully submits that the increase in allowance for doubtful accounts FY2020 was because (i) the accounts receivables of RMB6.9 million due from one customer, a fund manager and fund product provider, had been past due for three months; (ii) although all the historical accounts receivables due from this customer before the FY2020 had been collected, the Company prudently evaluated the customer’s fund management business and payment capabilities, and considered this customer did not have sufficient working capital and normal cash flows due to its defaults upon maturity on its products in FY2020 and afterwards. Based on the Company’s accounting policies on “accounts receivable, other receivables and amount due from related parties” disclosed on F-16, the Company made allowance for all the amounts past due from this customer and terminated business relationships with this customer in June 2020.

6.	Please revise future filings to include a rollforward of activity for the allowance for doubtful accounts (e.g., charge-offs, recoveries, provision, etc.) for each period presented.

Response: The Staff’s comment is noted, and the Company would revise future filings to include the required information.

Consolidated Statements of Financial Position, page F-3

7.	Please tell us, and revise future filings to disclose on the face of the balance sheet, the carrying amount and classification of the VIE assets and liabilities ensuring that these amounts reconcile to your footnote disclosure on page F-14. Refer to ASC 810-10-45-25.

Response: The Company respectfully advises the Staff that the initially disclosed information on page F-14 was intended to simply demonstrate the total balance of assets and liabilities that were recorded under the legal entities within the Company’s VIE structure.

The Company makes the following clarification with the Staff concerning with its compliance of ASC 810-10-45-25 and respectfully advises the Staff that, that, since none of the Company’s VIE assets would have been used with the sole purpose to settle the obligations of the VIEs, these assets have not met the criterion as described in 810-10-45-25a.

On the other hand, none of the liabilities of the VIEs had recourse to the general credit of the primary beneficiary of the VIE and, therefore, the table below represents the VIE reconciliation pursuant to 810-10-45-25b:

LIABILITIES AND EQUITY:	RMB (in thousands)
LIABILITIES:
Current liabilities:
Accounts payable	9,037
Investors’ deposit	2,970
Other payables and accrued expenses	17,942
Lease liability-current	6,341
Income taxes payable	719
Other tax liabilities	9,300
Advance receipts	421
Total current liabilities	46,730
Lease liabilities, non-current	11,827
Total liabilities	58,557

Notes to Consolidated Financial Statements

Note 1. Organizational and Principal Activities, page F-14

8.	We note your disclosure on pages 96 and F-14 that total assets and liabilities presented on the consolidated balance sheets and sales, expense, net income presented on the consolidated statement of income (loss) as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE Puyi Bohiu and its subsidiaries. While this appears accurate for the years ended June 30, 2018 and 2019, there are significant differences between the amounts reported as total assets, total liabilities, net revenues and net income for the year ended June 30, 2020. Please tell us, and revise future filings to explain, the underlying reasons for these differences. Your enhanced disclosures should allow a reader to reconcile between the financial statement

Response: The Company respectfully submits the significant differences in the amounts reported as total assets, total liabilities, net revenues and net income of the VIE and its subsidiaries between the FY2020 and the year ended June 30, 2019 (the “FY2019”), were because that certain business previously operated by the VIE and its subsidiaries in the FY2019 were transferred to and conducted by non-VIE subsidiaries in the FY2020.

The Company will make the relevant revisions to the disclosures under Item 11. Quantitative and Qualitative Disclosure About Market Risk in the future filings and all other areas applicable.

Note 13. Other, net, page F-34

9.	Please provide us with, and revise future filings to include, an enhanced understanding of the nature and purpose of government grants that were recognized as other income and the underlying reasons for the increase in grants during the year ended June 30, 2020.

Response: The Company submits that the government grants primarily represent subsidies received from the local governments as reward for financial contribution and capital expenditure incurred on certain projects, which are primarily non-recurring in nature and requires the Company to meet certain conditions. The increase in grants for FY2020 was because the Company met conditions for certain subsidies in this fiscal year and therefore was eligible to receive more government grants.

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If you have any questions regarding the FY2020 Annual Report, please contact the undersigned by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

Enclosures

cc: Hu Anlin, Chief Financial Officer, Puyi Inc.